Notice of Availability of Proxy Materials
for Integra Resources Corp.’s Annual Meeting
Meeting Date and Time: Friday, June 26, 2026 at 10:00 a.m. Pacific Time
Location: 1050-400 Burrard Street, Vancouver, British Columbia V6C 3A6
Integra Resources Corp. (the “Corporation”) has decided to take advantage of the notice-and-access provisions (“Notice and Access”) under National Instrument 51-102 – Continuous Disclosure Obligations
and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting
Issuer for the delivery of the accompanying management information circular (the “Circular”) to its shareholders for the above noted shareholder meeting. Under Notice and Access, instead of receiving printed copies of the Circular, shareholders receive this notice with information on the meeting date, location and purpose, as well as information on how they may access the Circular electronically or request a paper copy.
Please be advised that the proxy materials for the above noted shareholder meeting are available for viewing and downloading online.  This document provides an overview of these materials, but you are reminded to access and review the management information circular (the “Circular”) and other proxy materials available online prior to voting. These materials are available at:
www.integraresources.com
OR
www.sedarplus.ca
Obtaining Paper Copies of the Proxy Materials
Shareholders may request to receive paper copies of the proxy materials related to the above referenced meeting by mail at no cost.  Requests for paper copies must be received by Wednesday, June 17, 2026 in order to receive the paper copy in advance of the meeting. Shareholders may request to receive a paper copy of the materials for up to one year from the date the materials were filed on SEDAR+
www.sedarplus.ca. For more information regarding notice-and-access or to obtain a paper copy of the materials you may contact our transfer agent, Odyssey Trust Company:

Email	Telephone
shareholders@odysseytrust.com	1-888-290-1175
Notice of Meeting
The resolutions to be voted on at the meeting, described in detail in the Circular, are as follows:
1.To fix the number of directors at eight (8) for the ensuing year.
2.To elect directors for the ensuing year.
3.To appoint BDO Canada LLP as auditor for the ensuing year and to authorize the board of directors to fix the remuneration of the auditor.
4.To consider, and if deemed advisable, to pass an ordinary resolution of shareholders to approve the Amended and Restated Equity Incentive Plan, as more fully described in the accompanying
Circular.
Voting
To vote your shares, please refer to the instructions on the enclosed Proxy or Voting Instruction Form.
Your Proxy or Voting Instruction Form must be received by Wednesday, June 24, 2026 at 10:00 a.m.
Pacific Time.
Stratification
The Corporation will not use procedures known as “stratification” in relation to the use of Notice and
Access, where a paper copy of the meeting materials is provided along with the notice package. The
Corporation is providing paper copies of its Circular only to those registered shareholders and non-
registered shareholders that have previously requested to receive paper materials.
Annual Financial Statements
The Corporation is providing paper copies or emailing electronic copies of its annual financial statements and management discussion and analysis (“MD&A’) to registered shareholders and non-registered shareholders that have opted to receive annual financial statements and MD&A and have indicated a preference for either delivery method.
Shareholders may download the financial statements and MD&A from SEDAR+ (www.sedarplus.ca),
EDGAR (www.sec.gov) or contact the Corporation directly to request copies of the financial statements and MD&A by: (i) mail to 1050 – 400 Burrard Street, Vancouver, BC V6C 3A6; or (ii) e-mail to
leanne@integraresources.com.